Pricing Supplement No.  31  Dated February 7, 1997
(To Prospectus Supplement dated February 20, 1996
and Prospectus dated January 31, 1996)

Pursuant to Rule 424(b)(3)
Registration Statement No. 33-64193

J.P. Morgan & Co. Incorporated
Medium-Term Notes, Series A
(Subordinated Floating Rate Notes)


Principal Amount:  $200,000,000

CUSIP:  61688A AE8

Trade Date: February 6, 1997

Settlement Date: February 14, 1997

Maturity Date: February 15, 2012

If principal amount is other than
U.S. dollars, equivalent in U.S. dollars: N/A

Exchange Agent: N/A

Price to Public (Issue Price): 100%

Net Proceeds to Issuer: 99.31%

Interest Rate (per annum): see below

Interest Rate Basis:
     (  )  Commercial Paper Rate   (  )  Federal Funds Rate
     (  )  LIBOR (Reuters)         (  )  Treasury Rate Note
     (  )  LIBOR (Telerate)        (X)  Other:  see below
     (  )  Prime Rate

Interest Payment Date(s): August 15 and February 15 of each year commencing August 15, 1997 following Business Day convention with no adjustments to period end dates.

Record Date(s): (X)  The fifteenth day (whether or not a Business
Day) next preceding each Interest Payment Date.
               (  )  Other

Initial Interest Rate Per Annum: see below

Interest Payment Period: (  )  Annual   (X)  Semi-Annual    (  ) Monthly
                         (  )  Quarterly

Interest Reset Periods:  see below
     (  )  Daily    (  )  Weekly   (  )  Monthly    (  ) Quarterly
     (  )  Semi-annually; on each Interest Payment Date
     (  )  Annually; the third Wednesday of:

Interest Reset Dates: August 15 and February 15 of each year commencing August 15, 1997.

Interest Determination Dates, if other than stated in the Prospectus
Supplement:  Seventh Business Day preceding the Interest Payment Date

Interest Calculation:
     (  )  Regular Floating Rate
     (  )  Inverse Floating Rate (Fixed Interest Rate: ___%)
     (X)  Other Floating Rate (See below)

Spread (plus/minus): see below     Spread Multiplier: N/A

Index Maturity: N/A                Index Currency: N/A

Maximum Interest Rate: N/A         Minimum Interest Rate: 0.00%

Calculation Date if other than stated in the Prospectus
Supplement: N/A

Right of Payment:
     (X)  Subordinated   (  )  Unsubordinated

Senior Indebtedness:
The Notes are subordinate in right of payment to Senior Indebtedness and, in certain circumstances relating to the bankruptcy or insolvency of the Company, to Derivative Obligations of the Company. At December 31, 1996 the amount of indebtedness constituting Senior Indebtedness was approximately $9.4 billion and the amount of Derivative Obligations was immaterial.

Day Count Basis:       (  )  30/360 (Commercial Paper Rate Notes,
                         Federal Funds Rate Notes, Prime
                         Rate Notes and LIBOR Notes)
                       (  )  Actual  (Treasury Rate Notes)
                       (X)  See below

Form:     (X)  Book-Entry Note (DTC)
          (  )  Certificated Note

Denomination: $1,000 with $1,000 integral multiples thereafter.

Redemption:
(X)  The Notes may not be redeemed prior to stated maturity.
(  )  The Notes may be redeemed prior to maturity.

Sinking Fund:  None

Extendible Note:   (  )  Yes        (X)  No

Amortization Schedule: N/A

Original Issue Discount:  N/A

     Amount of OID:
     Yield to Maturity:
     Interest Accrual Date:
     Initial Accrual Period OID:

Indexed Note:  (X)  Yes        (  )  No

Calculation Agent(s):    (  )  First Trust of New York, National Association
                         (X)  Morgan Guaranty Trust Company of New York

Plan of Distribution:
The Company will sell the aggregate principal amount of the Notes to J.P. Morgan Securities Inc. ("JPMSI") at a price of
99.31% of the principal amount of the Notes.

The Company has agreed to indemnify JPMSI against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Terms:

Interest:

     For each Interest Payment Period, interest payable on the Notes will be adjusted for changes in the level of inflation at specified dates associated with such Interest Payment Period. The index for measuring the inflation rate at such specified dates for purposes of calculating the interest payable on the Notes will be the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI" or "CPI-U") published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (the "BLS"). The actual amount received on any Interest Payment Date will depend on the difference between the Reference CPI (as defined below) for the current Interest Payment Period and the Reference CPI for the prior Interest Payment Period. In accordance with the formula below, the per annum rate of interest payable on the Notes on an Interest Payment Date will exceed 4% if the Reference CPI for that Interest Payment Date has increased relative to the Reference CPI for the immediately preceding Interest Payment Date. The per annum rate of interest payable on the Notes on an Interest Payment Date will be less than 4% if the Reference CPI for that Interest Payment Date decreased relative to the reference CPI for the immediately preceding Interest Payment Date, but will not be less than 0%. If the Reference CPI for the relevant Interest Payment Date has remained the same relative to the Reference CPI for the immediately preceding Interest Payment Date, the per annum rate of interest payable on the Notes for that Interest Payment Date will be 4%.

     The CPI is a measure of the average change in consumer prices over time in a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors' and dentists' services, and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically to take into account changes in consumer expenditure patterns.

     The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. For example, if the CPI for the 1982-84 reference period is 100.0, an increase of 16.5 percent from that period would be shown as
116.5. The base reference period for the Notes will be the 1982-1984 average equal to 100.0.

     For any given Interest Payment Period, the interest payable on the Notes will be calculated in accordance with the following formula but, in no event, shall it be less than zero:

                          Actual Days in period   Reference CPIn
max [Principal x [(4.0% x ---------------------)+(--------------------  -1)] ,0]
                           Actual Days in year     Reference CPIn-1

     "Reference CPI" for the first day of any calendar month is the CPI for the third preceding calendar month, as reported by BLS in the second preceding calendar month. For example, the Reference CPI applicable to April 1 in any year is the CPI for January, which is reported in February.

     "Reference CPIn" shall mean the sum of (i) the Reference CPI applicable to the Interest Payment Month (as defined below) and
(ii) the product of (A) the difference between the Reference CPI applicable to the month immediately following the Interest Payment Month and the Reference CPI applicable to the Interest Payment Month and (B) the ratio of the actual number of days in the Calculation Period (as defined below) to the actual number of days in the Interest Payment Month.

     "Reference CPIn-1" shall mean the Reference CPIn applicable to the immediately preceding Interest Payment Period.

     "Calculation Period" for purposes of determining Reference
CPIn and Reference CPIn-1 , shall mean the period commencing with the first day of the Interest Payment Month and ending with but not including the Interest Reset Date.

     "Interest Payment Month" shall mean the month in which the applicable Interest Payment Date falls.

     In connection with the above calculation, intermediate calculations will be truncated to six decimal places and rounded to five decimal places.

     The following is a hypothetical example of the interest calculation for the Notes for a given Interest Payment Period using hypothetical CPI-U data and the indicative spread of 400 basis points:

Settlement Date:         February 14, 1997
First Coupon Date:  August 15, 1997
Spread over CPI-U:  400 basis points
Principal:          $200,000,000


                         Nov-96        Dec-96        May-97    Jun-97
CPI-U (hypothetical)     158.690       158.693       160.807   161.246

Reference CPIn-1 = Reference CPI2/14/97
      = CPI-UNov+(CPI-UDec-CPI-UNov)*(Feb 14-Feb 1)/(actual # of days in Feb)) = 158.690 + (158.693-158.690)*13/28
      =  158.69139

Reference CPIn =  Reference CPI8/15/97
  = CPI-UMay + (CPI-UJun-CPI-UMay)*((Aug 15- Aug1)/(actual # of days in Aug)) = 160.807 + (161.246 - 160.807)*14/31
  =  161.00526

CPI Component  =  (161.00526/158.69139)-1
               =  1.45809%

Spread              =  4.00%

First Coupon        =  $200,000,000 [(4.00%)(182/365) + (1.45809%)]
   (hypothetical)   =  $200,000,000 [3.45261%]
                    =  $6,905,220.00.

First Coupon per $1,000  =  $34.52610
   (hypothetical)



     THE FOREGOING EXAMPLE IS ILLUSTRATIVE ONLY.  NO
REPRESENTATION IS MADE AS TO WHAT THE FIRST INTEREST PAYMENT, OR
ANY INTEREST PAYMENT, ON THE NOTES WILL BE.


Index Contingencies:

     If a previously reported CPI is revised, the previously reported CPI will continue to be used in calculating the interest payments on the Notes.

     If the CPI is rebased to a different year and 1982-84 CPI is no longer used, the base reference period for the Notes will continue to be the 1982-84 reference period as long as that CPI continues to be published. If such CPI is no longer published, and the discontinuation of publication occurs before the maturity date of the U.S. Treasury 10-Year Inflation-Indexed Notes, Series A-2007 dated, 3 3/8%, CUSIP Number 9128272M3 (the "Inflation-Linked Treasuries"), the base reference period will be that used for the Inflation-Linked Treasuries. If the discontinuation of publication occurs after the maturity date of the Inflation-Link Treasuries, the base reference period will be that used in any other inflation-indexed notes that have been issued by the U.S. Treasury that remain outstanding at that time or if no such notes are outstanding will be determined in accordance with general market practice at the time

     If the monthly CPI required for interest calculation is not available by the interest determination date, the Reference CPI for such month shall be based on the previous twelve-month change in the CPI available. For example, if the CPI for the month M is not available, the formula for calculating the index number to be used is:

Ref CPIM =  CPIM-1 x [CPIM-1/CPIM-13]1/12

     If, while the Notes are outstanding, the CPI is discontinued, or substantially altered before the maturity date of the Inflation-Linked Treasuries, the applicable substitute index for the Notes will be that chosen by the Secretary of Treasury for the Inflation-Linked Treasuries as described in the 6Z Federal Register 846-874 (January 6, 1997). If the CPI is discontinued after the maturity date of the Inflation-Linked Treasuries, the substitute index will be that used in any other inflation-indexed notes that have been issued by the U.S. Treasury that remain outstanding at that time or if no such notes are outstanding will be determined in accordance with general market practice at the time.


                    INVESTMENT CONSIDERATIONS

Interest Variability

     An investment in the Notes involves factors not associated with an investment in a fixed interest security. Such factors may include, without limitation, the possibility that the inflation index may be subject to significant changes, that changes in the index may or may not correlate to changes in interest rates generally or with changes in other indices, that the resulting interest may be greater or less than that payable on other securities of similar maturities, and that, in the event of sustained deflation, the amount of the semi-annual interest payments may decrease. The interest calculation for the Notes incorporates a three-month lag period on the CPI which may have an impact on the trading prices of the Notes, particularly during periods of significant, rapid changes in the CPI.

     Holders of Notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant.
Changes in the CPI are a function of the changes in consumer prices over time which result from the interaction of many factors over which the Issuer has no control.

Illiquidity of Notes; Secondary Trading in the Notes

     The Notes are a new issue of securities with no established trading market. The Notes will not be traded on any exchange and there can be no assurance that a secondary market for the Notes will develop or, if developed, will continue or be liquid.
Lesser liquidity and fewer market participants may result in larger spreads between bid and asked prices for the Notes than the bid-asked spreads for fixed interest securities with the same maturity. Larger bid-asked spreads normally result in higher transaction costs and/or lower overall returns.

     The secondary market for the Notes will be affected by a number of factors independent of the creditworthiness of the Issuer, including the volatility of the CPI, the amount of other securities linked to the CPI, and the level, direction and volatility of market interest rates generally. No investor should purchase the Notes unless such investor understands and is able to bear the risk that the Notes may not be readily salable, that the value of the Notes may fluctuate over time and that such fluctuations may be significant.


CAPITALIZED TERMS USED IN THIS PRICING SUPPLEMENT WHICH ARE
DEFINED IN THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS SHALL HAVE
THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT OR THE
PROSPECTUS.